FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

September 14, 2016

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Municipal Securities Trust (the “Registrant”)

            (File Nos.  033-44132; 811-06481)

Dear Ms. Rossotto:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on August 31, 2016 with regard to Post-Effective Amendment No. 36 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on July 15, 2016, under the Securities Act of 1933 and the Investment Company Act of 1940 (“1940 Act”).  The Amendment was filed to add Advisor Class shares to the Franklin Tennessee Municipal Bond Fund series of the Registrant (the “Fund”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Prospectus – Fund Summary

1.         Comment:  Consistent with Rule 35d-1 under the 1940 Act, please add disclosure that the Fund’s net assets for purposes of its 80% names rule policy includes any borrowings for investment purposes.

Response:  Consistent with the approach taken by other Franklin Templeton funds, such disclosure has been added to the Fund’s Statement of Additional Information (“SAI”).  Because borrowing for investment purposes is not a principal investment strategy, the Registrant believes that such disclosure more appropriately belongs in the SAI.

2.         Comment:  In the Fund summary section of the prospectus, please disclose the Fund’s average portfolio duration or maturity if the Fund has a portfolio duration or maturity target.  If there is no such target, please disclose that as well.

Response:  The requested disclosure has been added.

3.         Comment:  By reference to the disclosure describing the risks of investing in insured securities under “Credit” risk in the Fund summary, if the Fund’s investment in insured securities is a principal investment of the Fund, please add related disclosure to the “Principal Investment Strategies” section of the Fund summary.

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Response:  The requested disclosure has been added.

4.         Comment:  By reference to the Fund’s statements in the “Fund Summary – Principal Investment Strategies” and “Fund Details – Principal Investment Policies and Practices” sections of the prospectus that states that “from time to time, based on economic conditions, the Fund may have significant positions in municipal securities that finance similar types of projects” and the fundamental policy and related footnote regarding concentration in the SAI, confirm that, when the Fund invests in municipal securities that finance a similar type of project, such as utilities, hospitals, higher education and transportation, such a project is considered an industry for industry concentration purposes and that appropriate risk disclosure is included in the prospectus.

Response:  When the Fund invests in municipal securities that finance a similar type of project, it does not consider such project as an industry for industry concentration purposes.  Consistent with Commission guidance, governments or their political subdivisions that issue tax-exempt municipal securities are not considered by the Fund to be members of one industry for concentration purposes.  See 1940 Act Release No. 9785 (May 31, 1977).  This position is disclosed in the Fund’s SAI with regard to its industry fundamental concentration policy.  In addition, appropriate strategies and general risks regarding the possible focus of the Fund in specific projects from time to time are included in the Fund summary and the Fund details sections of the prospectus so that shareholders are aware of the risks that the Fund could experience if it focused on municipal securities that finance similar types of projects.

5.         Comment:  If the Fund’s investments in Puerto Rico are substantial, consider including a separate risk specifically for Puerto Rico securities.

Response:  As of the end of the Fund’s last fiscal year ended May 31, 2016, the Fund held less than 5% of its assets in Puerto Rico municipal bonds.  The reference to Puerto Rico municipal bonds in the “Tennessee and U.S. territories” risk section is included to inform shareholders that U.S. territories include Puerto Rico, Guam and the U.S. Virgin Islands.  The specific references to Puerto Rico, Guam and the U.S. Virgin Islands in the “Fund Summary – Principal Investment Strategies” section has been deleted because it is duplicative.

6.         Comment:  In the “Tax-Exempt Securities” risk in the Fund summary section of the prospectus, include the risk that if a municipal security held by the Fund becomes taxable due to changes in regulations or otherwise, the Fund may be forced to sell securities at inopportune times and at lower prices than what may have otherwise been the case.

Response:  The requested disclosure has been added.

7.         Comment:  By reference to the third sentence in the second paragraph under the heading “Performance,” please clarify the sentence so that it is clear what Class is reflected in the bar chart versus the table.

Response:  The disclosure has been revised as requested.

8.         Comment:  By reference to the disclosure under the “Average Annual Total Returns” table regarding after-tax returns, please confirm that the calculation used for determining the after-tax return performance numbers for tax-free funds is the same as the calculation used for determining the after-tax return performance numbers taxable funds.

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Response:  The calculation used in determining the after-tax returns in the “Average Annual Total Returns” table for tax-free funds is the same as the calculation used in determining the after-tax return performance numbers for taxable funds.  Because the Fund is a tax-free fund, the after-tax-returns are the same as the pre-tax returns to the extent that income paid to shareholders qualifies as exempt-interest dividends.  In general, exempt interest dividends are exempt from regular federal income tax.

Prospectus – Fund Details

9.         Comment:  By reference to the specific risks regarding when-issued securities and delayed delivery securities under the “Fund Details – Principal Risks” section of the prospectus, if these instruments are principal investments of the Fund, please include strategy and risk disclosure relating to such securities in the Fund summary section of the prospectus and in the “Fund Details – Principal Investment Policies and Practices” section of the prospectus.  If not, please mark as such or move the disclosure to the SAI.

Response:  The disclosure has been revised accordingly.

10.       Comment:  By reference to the disclosure regarding: (i) insured securities; (ii) municipal lease obligations; (iii) zero coupon bonds; and (iv) deferred interest securities, if these instruments are principal investments of the Fund, please include strategy and risk disclosure relating to such securities in the Fund summary section of the prospectus.  Also, if zero coupon and deferred interest securities have a separate risk profile than what is already included in the “Principal Risks” section, please disclose that as well.  If such investments are not principal investments of the Fund, please mark as such or, if the disclosure is not necessary for shareholders to understand the investments of the Fund, move the disclosure to the SAI.

Response:  The disclosure has been revised accordingly.  In addition, specific risks related to zero coupon and deferred interest securities are currently included in the “Principal Risks” section of the prospectus.

Statement of Additional Information

11.       Comment:  With respect to the Fund’s fundamental investment restriction on lending, please provide an explanation on why the Registrant believes “direct corporate loans” should be an exception to the 33 1/3% limitation. Also, please add disclosure explaining this adjacent to the fundamental investment restriction on lending.

Response:  The Fund’s fundamental investment restriction regarding making loans recites the Fund’s policy with respect to making loans to other persons, as required by Section 8(b)(1) of the 1940 Act, and excepts from that restriction engaging “in direct corporate loans in accordance with its investment goals and policies,” along with other debt securities and other debt instruments and loan participations.  “Direct corporate loans” or direct investments in corporate loans reference the debt instrument that a fund would acquire as an initial investor in a new corporate loan structured by a lender or group of lenders where the fund will have a direct contractual relationship with the borrower (as opposed to a participation interest where the Fund’s sole contractual relationship is with the seller of the interest).  Purchasing loans or an interest in a loan in this fashion would allow a fund to avoid the credit risk of the agent bank or other intermediary.  Section 21 of the 1940 Act states that “[i]t shall be unlawful for any registered management company to lend money or property to any person, directly or indirectly, if: (a) the investment policies of such registered company . . . do not permit such a loan; or (b) such person controls or is under common control with such registered company . . .”  The Fund, however, does not currently intend to invest in direct corporate loans.  With respect to adding disclosure to the SAI in this regard, the Registrant will take such request under advisement for future filings.

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The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Karen L. Skidmore

Karen L. Skidmore

Vice President

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